UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

U.S. TELESIS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

903447100

(CUSIP Number)

May 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No: 903447100				13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sandor Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

			(a)	☐
			(b)	☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

7,200,000
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

7,200,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,200,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%
12		TYPE OF REPORTING PERSON*

OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No: 903447100		13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John Lemak
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

8,640,000
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

8,640,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.6%
12		TYPE OF REPORTING PERSON*

IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock of U.S. Telesis Holdings, Inc., a Delaware corporation (the “Issuer”). Sandor Capital Master Fund, L.P. (“Sandor Master Fund”) and Mr. Lemak previously were shareholders of Catcher, Inc., a Delaware corporation (“Catcher”), that was acquired by the Issuer through a series of stock purchases resulting in Catcher becoming a wholly-owned subsidiary of the Issuer. Pursuant to the acquisition of Catcher, Sandor Master Fund and Mr. Lemak exchanged shares of common stock in Catcher for shares of common stock (“Common Stock”), Series A Warrants in the Issuer (the “Series A Warrants”), and Series B Warrants (the “Series B Warrants”) in the Issuer. Each of the Series A Warrants and Series B Warrants are exercisable for one share of Common Stock.

     Mr. Lemak and Sandor Advisors hold the shares of Common Stock of the Issuer for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”).

Item 1(a)          Name of Issuer.

U.S. Telesis Holdings, Inc.

Item 1(b)          Address of Issuer’s Principal Executive Offices.

P.O. Box 415
Boston, Massachusetts 02117

Item 2(a)          Name of Person Filing.

This statement is filed by: (i) Sandor Advisors and (ii) Mr.
John Lemak, principal of Sandor Advisors, the general partner of the General Partner.

Item 2(b)          Address of Principal Business Office.

2828 Routh St., Suite 500
Dallas, Texas 75201

Item 2(c)          Place of Organization.

Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 2(d)          Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)          CUSIP Number.

903447100

Item 3                Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4              Ownership.

          (a) Pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on May 10, 2005, each Series A Warrant and Series B Warrant entitles its holder to one vote per share. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Issuer held by Sandor Advisors and Mr. Lemak.

          (b) As of May 16, 2005, Sandor Advisors and Mr. Lemak beneficially own 8,640,000 shares of Common Stock of the Issuer, which represents 16.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 8,640,000 shares of Common Stock beneficially owned by Sandor Advisors and Mr. Lemak as of the date hereof, by (ii) 47,736,900 shares of Common Stock outstanding as of May 9, 2005, based upon the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on May 10, 2005, plus 4,320,000, the number of shares of Common Stock that Sandor Advisors and Mr. Lemak have the right to purchase under the Series A Warrants and Series B Warrants.

          (c) Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the: (i) 3,600,000 shares of Common Stock held by Sandor Master Fund, (ii) 1,800,000 Series A Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock, and (iii) 1,800,000 Series B Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock. As the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors, and the 720,000 shares of Common Stock, 360,000 Series A Warrants, all of which may be exercised for Common Stock, and 360,000 Series B Warrants, all of which may be exercised for Common Stock, held by himself, individually.

Item 5          Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6          Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8          Identification and Classification of Members of the Group.

Inapplicable.

Item 9          Notice of Dissolution of Group.

Inapplicable.

Item 10          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: May 17, 2005

SANDOR ADVISORS, LLC

By:	/s/ John Lemak

John Lemak, Manager

/s/ John Lemak

John Lemak